UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

RMR Real Estate Income Fund
(Name of Issuer)

Auction Preferred Shares (Series Tu)
Auction Preferred Shares (Series F)
(Title of Class of Securities)

74964k302
74964k104
(CUSIP Number)

October 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74964k302, 74964k104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Royal Bank of Canada

2.	Check the Appropriate Box if a Member of a group (See Instructions)
(a)[ ]
(b)[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

Number of Shares	5. Sole Voting Power	0
Beneficially Owned By	6. Shared Voting Power	27 (Series Tu)
Each Reporting	7. Sole Dispositive Power	0
Person With:	8. Shared Dispositive Power	27 (Series Tu)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	27 Series Tu

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]

11.	Percent of Class Represented by Amount in Row (9)	6.2% (Series Tu)

12.	Type of Reporting Person (See Instructions)	HC

CUSIP No. 74964k302, 74964k104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

RBC Capital Markets, LLC1

2.	Check the Appropriate Box if a Member of a group (See Instructions)
(a)[ ]
(b)[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Minnesota

Number of Shares	5. Sole Voting Power	0
Beneficially Owned By	6. Shared Voting Power	27 (Series Tu)
Each Reporting	7. Sole Dispositive Power	0
Person With:	8. Shared Dispositive Power	27 (Series Tu)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	27 (Series Tu)

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]

11.	Percent of Class Represented by Amount in Row (9)	6.2% (Series Tu)

12.	Type of Reporting Person (See Instructions)	BD

1  Effective at 4:01 p.m. (EDT) on November 1, 2010, RBC Capital Markets Corporation converted into a limited liability company and changed its name to RBC Capital Markets, LLC.  The company's jurisdiction of formation remains Minnesota, and its ultimate parent company continues to be Royal Bank of Canada.  There have been no changes with respect to the company's management, assets, liabilities or the manner in which it conducts its business.

Item 1.

(a)	Name of Issues
RMR Real Estate Income Fund

(b)	Address of Issuer’s Principal Executive Offices
400 Centre Street
Newton, MA  02458

Item 2.

(a)	Name of Person Filing

1.	Royal Bank of Canada
2.	RBC Capital Markets, LLC

(b)	Address of Principal Business Office or, if none, Residence

1.	200 Bay Street
Toronto, Ontario  M5J 2J5
Canada

2.	One Liberty Plaza
165 Broadway
New York, New York 10006

         (c)   Citizenship
 See Item 4 of the cover pages.

(d)	Title of Class of Securities
Auction Preferred Shares

(e)	CUSIP Numbers
74964k302, 74964k104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[X]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	[X]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned. See Item 9 of the Cover Page.
(b)	Percent of class. See Item 11 of the Cover Page.
(c)	Number of shares as to which the person has:
(1) Sole power to vote or to direct the vote 0
(2) Shared power to vote or to direct the vote See Item 9 of the cover pages.
(3) Sole power to dispose or to direct the disposition of 0
(4) Shared power to dispose or to direct the disposition of See Item 9 of the cover pages.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [  ]

As of the reporting date, the reporting persons hold less than 5 percent of the remaining series, including Series F (0 shares).

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

RBC Capital Markets, LLC is an indirectly wholly owned subsidiary of Royal Bank of Canada.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2010

ROYAL BANK OF CANADA

/s/ Thomas Smee
Signature

Thomas Smee/Senior Vice President
Name/Title

/s/ Carol Ann Bartlett
Signature

Carol Ann Bartlett/Senior Vice President
Name/Title

RBC CAPITAL MARKETS, LLC

/s/ John Penn
Signature

John Penn/Authorized Signatory
Name/Title

Index to Exhibits

Exhibit	Exhibit

A.	Joint Filing Agreement

EXHIBIT A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G/A with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G/A.  In evidence thereof, the undersigned hereby execute this Agreement as of November 5, 2010.

ROYAL BANK OF CANADA
/s/ Thomas Smee
Signature
Thomas Smee/Senior Vice President
Name/Title
/s/ Carol Ann Bartlett
Signature
Carol Ann Bartlett/Senior Vice President
Name/Title

RBC CAPITAL MARKETS, LLC
/s/ John Penn
Signature
John Penn/Authorized Signatory
Name/Title

EXHIBIT B
POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS that RBC CAPITAL MARKETS, LLC (the "RBCCM") does hereby make, constitute and appoint Peter von Maur and John  Penn, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the RBCCM is acting individually or as representative of others, any and all filings required to me made by  RBCCM under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by RBCCM under the Act, giving and granting unto said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the RBCCM might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attoney has been hereby granted cease(s) to be an employee of RBCCM.

RBC CAPITAL MARKETS, LLC

By: /s/ Richard T. Chase
Name: Richard T. Chase
Title: Managing Director

Date: 11/4/10